EXHIBIT 99.11

TRX Gold Files NI 43-101 Preliminary Economic Assessment for the Buckreef Gold Project

TORONTO, May 27, 2025 (GLOBE NEWSWIRE) -- RX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) has filed on SEDAR+ a Technical Report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on the Buckreef Gold Project (“Buckreef Gold”), titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”). The PEA supports disclosure made by the Company in its news release dated April 22nd, 2025, titled “TRX Gold Reports Robust PEA On Next Buckreef Gold Expansion”. There are no material differences in the PEA from those results disclosed in the April 22nd, 2025, news release.

Buckreef Gold PEA Highlights:

  The PEA evaluated the following scenario: (i) an expansion and upgrade of the existing process plant at Buckreef Gold to 3,000 tonnes per day (“tpd”); and (ii) a transition from open pit mining to underground mining over the next 2-3 years.
  Base case NPV5% of US$701 million pre-tax, or US$442 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter) and NPV5% of US$1,181 million pre-tax, or US$766 million after tax at an upside US$3,000/oz gold price sensitivity;
  The PEA demonstrates the Company’s ability to potentially finance the expansion from internally generated cash flow without an upfront capital requirement, thus there is no quoted Internal Rate of Return;
  Over a 17.6-year period, the total process plant throughput is expected to be 18.1 million tonnes averaging 2.14 g/t Au with average recovered gold production of approximately 62,000 oz Au per annum. During the first five years of the underground operation, average recovered production is planned to be over 80,000 oz Au per annum;
  Life of Mine (“LOM”) cash costs average US$1,024/oz Au and all-in sustaining costs (“AISC”) average of US$1,206/oz Au;
  Growth capital of US$89 million will be deployed over the next four-year period comprised of: (i) US$55 million in capital for the underground expansion; (ii) US$30 million for process improvements, process plant throughput expansion, and camp upgrades; and (iii) US$3 million for tailings facility upgrades. LOM growth capital is estimated to be US$175 million and is primarily for underground development. LOM sustaining capital cost of US$87 million is estimated for site and process plant, and US$97 million for underground mining;
  The PEA mine plan was developed from Measured and Indicated Mineral Resources of 10.8 million tonnes (“Mt”) grading 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces of gold and Inferred Mineral Resources of 9.1 Mt grading 2.47 g/t gold containing 726,000 ounces of gold; and
  With the existing open pit mine operating, the underground expansion plan benefits from the existing on-site process plant and mine infrastructure in place. The Company anticipates gold production from the underground expansion could be achieved within 3 years.

The Technical Report was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). This Technical Report has an effective date of April 15, 2025 and can be found on the Company’s website at www.TRXgold.com, on SEDAR+ at www.sedarplus.ca under the Company’s issuer profile, and on the SEC’s EDGAR system at sec.gov.

For readers to fully understand the information in this news release they should read the PEA in its entirety, including all qualifications, assumptions, exclusions and risks. The PEA is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Persons - PEA Authors

The PEA was prepared by consultants who are independent of TRX Gold, each of whom are Qualified Persons (“QP”) as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Each of the QPs have reviewed and confirmed that this news release fairly and accurately reflects, in the form and context in which it appears, the information contained in the respective sections of the PEA for which they are responsible.

The following acted as Qualified Persons under NI 43-101 as Authors of the PEA:

P&E Mining Consultants Inc.
Eugene Puritch, P.Eng., FEC, CET – Mineral Resources
Andrew Bradfield, P.Eng. – PEA leader and open pit mine design, scheduling and costs
D. Gregory Robinson, P.Eng. – Underground mine design, scheduling and costs
D. Grant Feasby, P.Eng. – Environmental
Fred H. Brown, P.Geo. – Mineral Resources
Yungang Wu, P.Geo. – Mineral Resources
William Stone, Ph.D., P.Geo. – Tenure, geology, drilling
Jarita Barry, P.Geo. – Data verification, QA/QC
D.E.N.M. Engineering Ltd.
David Salari, P.Eng. – Process plant expansion and process plant costing

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, is the Company’s in-house Qualified Person under National Instrument 43-101 and Mr. Puritch have reviewed and assume responsibility for the scientific and technical content in this press release. Mr. Boffey is the Chief Operating Officer of TRX Gold and has 36 years of relevant industry experience. Mr. Puritch is the President and cofounder of P&E and has 45 years of relevant experience.

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$701 million pre-tax NPV5% at average life of mine gold price of US$2,296/oz. The Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors:
Investor Relations
TRX Gold Corporation
+1 844 GOLD TRX (844-465-3879)
IR@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The Company has included certain non-IFRS financial measures in this news release, such as LOM sustaining capital cost, total capital cost, Total or LOM cash cost, and AISC, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures reported by other corporations. Each of these measures used are intended to provide additional information to the user and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS financial measures used in this news release and common to the gold mining industry are defined below.

Total Cash Costs and Total Cash Costs per Ounce

Total cash costs are reflective of the cost of production. Total cash costs reported in the PEA include mining costs, processing and water treatment costs, general and administrative costs of the mine, off-site costs, refining costs, transportation costs and royalties. Total cash costs per ounce is calculated as total cash costs divided by payable gold ounces.

AISC and AISC per Ounce

AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PEA includes total cash costs, sustaining capital, closure costs and salvage, but excludes corporate general and administrative costs. AISC per ounce is calculated as AISC divided by payable gold ounces.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to results set forth in the PEA, continued operating cash flow, expansion of its process plant under the terms of the PEA, exploration and conditions set forth in the PEA, expanding its open pit mining and initiating underground mining, current and anticipated price of gold, mine development plans, estimation of Mineral Resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.

These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Technical information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.